UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

Guess?, Inc. (Name of Issuer)
Common Stock
(Title of Class of Securities)
401617 10 5
(CUSIP Number)
Maurice Marciano
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021
(213) 765-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2022 (Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ❑
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 401617 10 5

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Maurice Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	❑
	(b)	❑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
	Item 2(d)	❑
	Item 2(e)	❑

6.	Citizenship or Place of Organization Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 10,242,545

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 11,577,236

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,086,907 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ❑

13.	Percent of Class Represented by Amount in Row (11) 22.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 7,643,012 shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Paul Marciano, and includable in reports on Schedule 13D filed by Paul Marciano.
(2) Based on 54,438,742 shares of Common Stock outstanding on June 24, 2022 following the receipt by the Issuer on June 24, 2022 of approximately 5.2 million shares under an accelerated share repurchase agreement, as reported by the Issuer in a press release dated June 27, 2022.

This Amendment No. 18 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Maurice Marciano with the Securities and Exchange Commission on June 10, 2003, as amended by filings on June 21, 2004, July 8, 2004, October 21, 2004, May 15, 2006, February 20, 2007, July 23, 2007, October 18, 2007, April 23, 2008, January 29, 2010, April 27, 2010, August 8, 2011, September 19, 2012, February 6, 2014, August 5, 2014, May 14, 2019, September 2, 2020 and March 28, 2022. Capitalized terms used in this Amendment No. 18 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.
On June 24, 2022, Guess?, Inc. received a final delivery of approximately 5.2 million shares pursuant to an accelerated share repurchase agreement entered into on March 18, 2022. This Amendment No. 18 is being made to reflect a change in the percentage of shares of Guess?, Inc. beneficially owned by Maurice Marciano due to a reduction in shares outstanding as a result of such stock repurchases by Guess?, Inc. Except as otherwise set forth herein, this Amendment No. 18 does not modify any of the information previously reported by Maurice Marciano in the Schedule 13D as amended to date.
Item 5.Interest in Securities of the Issuer
(a)As of July 1, 2022, Maurice Marciano may be deemed to beneficially own 12,086,907 shares of Common Stock which represents 22.2% of the 54,438,742 shares of the Common Stock that would be outstanding if he were to exercise all options exercisable within 60 days. The aggregate number of shares beneficially owned by the Reporting Person includes 7,643,012 shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Paul Marciano, and includable in reports on Schedule 13D filed by Paul Marciano.

(b)The breakdown of voting and investment power is as follows:

Holding	Number of Shares	Voting Power	Investment Power
Maurice Marciano	7,846 (1)	Shared	Shared
Maurice Marciano Trust	4,617,263 (1)	Shared	Shared
Maurice Marciano Gift Trust FBO Caroline Marciano	70	Shared	Shared
Carolem Capital, LLC	1,500,000 (1)	Shared as to 375,000, none as to 1,125,000	Shared
G Financial Holdings, LLC	170,666 (1)(2)	Shared	None
G Financial Holdings II, LLC	339,005 (1)(2)	Shared	None
Next Step Capital, LLC	103,801 (1)	Shared as to 11,400, none as to 92,401	Shared
Next Step Capital II, LLC	554,940 (1)	Shared as to 277,470, none as to 277,470	Shared
Maurice Marciano Family Foundation	50,000 (3)	Shared	Shared
MM CRUT, LLC	1,552,650	Shared	Shared
MM CRUT II, LLC	877,148	Shared	Shared
Maurice Marciano Charitable Remainder Unitrust II	1,563,442	Shared	Shared
G2 Trust	264,384 (2)	Shared	Shared
Exempt G2 Trust	136,201 (2)	Shared	Shared
MM 2020 Exempt Trust	349,491 (1)	None	Shared

(1)    Includes shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Paul Marciano, and includable in reports on Schedule 13D filed by Paul Marciano.
(2)    The Reporting Person disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(3)    The Reporting Person has no pecuniary interest in these shares, which are owned by a non-profit corporation.

(c)During the past sixty days, Mr. Marciano has not acquired beneficial ownership of any shares of Common Stock of the Issuer.

(d)See Item 5(b).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 1, 2022

/s/ Maurice Marciano
MAURICE MARCIANO